Exhibit 99.1

Global-e Announces Board Authorization of $500 Million Share

Repurchase Program

PETAH-TIKVA, Israel, June 4, 2026 - Global-e Online Ltd. (Nasdaq: GLBE), the platform powering global direct-to-consumer e-commerce, today announced that its Board of Directors (the "Board") has approved a “distribution”, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) by way of a share repurchase program, pursuant to which the Company may repurchase an aggregate amount of up to $500 million of the its ordinary shares (the “Distribution”), subject to the completion of required Israeli regulatory procedures.

“As we have now completed approximately 80% of our $200 million 2025 repurchase plan, we are pleased to announce a new, incremental $500 million repurchase program. This new plan reflects our confidence in the company’s ability to generate strong, sustainable cash flow while continuing to invest in strategic initiatives. Returning capital to shareholders in the form of repurchases is an important lever within our capital allocation strategy,” said Ofer Koren, Global-e’s CFO.

Under the Board authorized repurchase program, Company securities may be repurchased from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its securities under this authorization. The repurchase program does not obligate the Company to acquire any particular amount of securities, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. Repurchases under the repurchase program may begin after conclusion of the 30-day period for creditors of the Company to object to the Company's intention to effect the distribution by way of repurchase in accordance with the Companies Law and the promulgated Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel), 5760-2000 (the “Relief Regulations”), and Companies Regulations (Approval of Distribution), 5761–2001. The actual timing, number and value of securities repurchased depend on a number of factors, including the market price of the Company's ordinary shares, general market and economic conditions, any objections received by the Company from its creditors, the Company's financial results and liquidity, and other considerations. The Company expects to fund repurchases with cash on hand and future cash generated from its operations. According to Section 7C(C) of the Relief Regulations, the Company’s creditors may apply to the Company and object to the Distribution, within 30 days following its publication.

About Global-e

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,500 brands and retailers across North America, EMEA, and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics, and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to and from, anywhere in the world.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute "forward-looking" statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the expected timing and completion of the share repurchase program and the benefits thereof, our future cash generation and financial position, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, failure to retain our existing merchants, or the gross merchandise value (GMV) generated by such merchants; failure to attract new merchants, or the merchants we attract fail to generate GMV or revenue comparable to our current merchants; failure to develop or acquire new functionality or enhance our existing platform; failure to successfully compete against current and future competition; failure to integrate our platform with e-commerce platforms; failure to maintain the functionality of our platform; failure to manage our growth effectively; risks associated with cross-border sales and operations; risks associated with governmental export controls; the compromise of personal information of our merchants and shoppers we store; failure to enhance our reputation and awareness of our platform; diminished demand for our platform and services as a result of changes in laws and regulations; actual or perceived failure to comply with stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security; failure to adequately maintain, protect or enforce our intellectual property rights; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; the market price and trading volume of the our ordinary shares may be volatile and could decline significantly; and other factors discussed under the heading "Risk Factors", under heading "Operating and Financial Review and Prospects," and under heading "Business" in Global-e's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the "SEC"). You should carefully consider the foregoing factors. These statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this document. Except as required by law, there should not be an expectation that such information will in all circumstances be updated, supplemented, or revised whether as a result of new information, changing circumstances, future events, or otherwise.